Exhibit 99.1

news release

For Immediate Release
May 25, 2001

LAKEHEAD PIPE LINE PARTNERS CLOSES ACQUISITION OF NORTH DAKOTA SYSTEM

DULUTH, Minn., May 25/PRNewswire/ - Lakehead Pipe Line Partners, L.P. (NYSE: LHP) today announced that it has successfully closed the transaction originally announced on March 8, 2001 to acquire 100% of the Enbridge Pipelines (North Dakota) System, for cash of $33 million. The North Dakota System was previously owned indirectly by Enbridge Inc., the ultimate parent company of Lakehead's General Partner.

The System comprises 330 miles of crude oil gathering lines connected to a 620 mile trunk line and has an operating capacity of 84,000 barrels per day. It gathers crude oil from the Williston Basin in North Dakota and Montana and receives Canadian crude oil via an interconnect with Enbridge's gathering system in Saskatchewan, for delivery primarily to the Lakehead System at Clearbrook, Minnesota. In 2000, average system deliveries were 67,000 barrels per day.

Lakehead Pipe Line Partners, L.P. (www.lakehead.com) owns the United States portion of the world's longest liquid petroleum pipeline. Lakehead Pipe Line Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, holds an effective 14.5% interest in the Partnership. The Partnership's Class A Common Units are traded on the New York Stock Exchange under the symbol "LHP." Enbridge Inc. common shares are traded on the Toronto Stock Exchange under the symbol "ENB" and on the NASDAQ National Market under the symbol "ENBR."

Investor Relations Contact:
Tracy Barker
Telephone: (403) 231-5949
Facsimile: (403) 231-5780
Toll-free: (800) 525-3999
E-mail:investor@lakehead.com

Media Contact:
Denise Hamsher
Telephone: 218-725-0140
Facsimile: 218-725-0169
E-mail: media@lakehead.com